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UNITED STATES	OMB Number: 3235-0175
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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: *

Separate Account No. 70 of AXA Equitable Life Insurance Company

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1290 Avenue of the Americas, New York, New York 10104

Telephone Number (including area code):

(212) 554-1234

Name and address of agent for service of process:

Dodie Kent, Vice President and Associate General Counsel

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(212) 554-1234

Copies to:

CHRISTOPHER E. PALMER, ESQ.

GOODWIN PROCTER LLP

901 NEW YORK AVENUE, N.W

WASHINGTON, D.C. 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES  ☒* *    NO  ☐

*	See footnote 1 to Item 1.
**	See Instructions 4(b) and 4(f).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1102 (12-01)

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and state of New York on the 23rd day of December 2011.

	[SEAL]	Signature:	Separate Account No. 70 of AXA Equitable Life Insurance Company
(Name of Registrant)

		BY:	AXA Equitable Life Insurance Company
(Name of depositor)

		BY:	/s/ Steven Mabry
(Name of officer of depositor)
Attest:	/s/ Dodie Kent		Steven Mabry
	Dodie Kent		Senior Vice President of AXA Equitable
	Vice President and Associate General Counsel		Life Insurance Company
	(Name and Title)		(Name and Title)